EXHIBIT (A)(5)(C)

Newsflash to all Pharma from Hal Barron & Luke Miles December 3 2018

Subject line: Delivering transformational medicines for patients

Dear Colleagues,

By now you will have seen the exciting announcement that GSK has reached an agreement to acquire TESARO, an oncology-focused biopharmaceutical company based in Waltham, near Boston.

This is an important day for us which reflects our commitment to our new R&D approach to strengthen our pipeline and deliver the next generation of medicines to patients. Importantly, Zejula would become a catalyst to accelerate the building of our oncology commercial organization. As you know, GSK is committed to growing its speciality presence and we see this as a real opportunity to accelerate the building of our oncology presence.

Zejula is TESARO’s promising oral poly (ADP-ribose) polymerase (PARP) inhibitor, currently approved in the US and Europe as a treatment for adult patients with recurrent ovarian cancer who are in response to platinum-based chemotherapy, regardless of BRCA mutation or biomarker status. Our scientific interest in TESARO is driven by a belief that the PARP inhibitor class is significantly under-appreciated and that, with our support, many more patients could benefit from Zejula than would have been possible without this acquisition.

PARP inhibitors have shown dramatic clinical benefit in patients with BRCA gene mutations (gBRCAmut), who have ovarian cancer. TESARO’s development strategy is anchored in a belief that a substantial number of patients beyond gBRCAmut can benefit from Zejula. In newly diagnosed ovarian cancer, 85% of patients do not have gBRCA mutations. Other types of DNA repair defects are commonly found in ovarian cancers with 50% of patients having tumours considered to have these defects, called HRD+ tumours. The PRIMA Phase 3 trial is assessing Zejula as monotherapy in patients with newly diagnosed ovarian cancer. A successful trial readout has the potential to increase the number of eligible patients by two to three-fold if Zejula is found to be effective in women with HRD+ tumours. Results from this trial are expected in H2 2019.

The importance of synthetic lethality and increased focus on functional genomics are part of our new R&D approach. PARP inhibitors are the first synthetic lethal targeted therapies to be approved for patients with cancer. This would be a fantastic opportunity to use our strategy to further develop Zejula to help as many patients as possible.

In addition to Zejula, TESARO has several oncology assets in its pipeline including antibodies directed against PD-1, TIM-3 and LAG-3 targets. We are also excited by these potential medicines as they would significantly strengthen our own immuno-oncology pipeline.

As well as great science, coming together with TESARO means we would have a new Boston-based oncology group with outstanding people to further strengthen our efforts and potentially attract even more outstanding talent to GSK.

Over the coming weeks and months, we will be focused on how our organizations can be most effective together with TESARO, but for that to occur it will be paramount that we take the time to really understand each other and identify how best to help patients. Until the acquisition is complete and we have done this work, it is ‘business as usual’ and there should be no interaction with TESARO Associates unless requested by a member of the Steering Committee.

To this effect, we are setting up a Steering Committee, which Hal will co-chair with Mary Lynne Hedley (COO of TESARO) and Luke will also be a member. It will bring together senior leaders from both teams, and we look forward to updating the organization on its progress.

Newsflash to all Pharma from Hal Barron & Luke Miles December 3 2018

We hope you are as excited as we are about what we could achieve together with TESARO. This is an outstanding company and its exciting science is having a profound impact on patients which, together, we could further advance.

Warm regards,

Hal & Luke

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the issued and outstanding shares of common stock of the Company described in this announcement has not commenced. At the time the tender offer is commenced, GSK, GlaxoSmithKline LLC, a Delaware limited liability company (“GSK LLC”), and Purchaser will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by, or caused to be filed by, GSK, GSK LLC and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Forward-looking Statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this press announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in GSK’s Annual Report on Form 20-F for 2017. GSK is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.